Exhibit (d)(xix)

June 5, 2012

American Century Investment Management, Inc.

Attention: General Counsel

4500 Main Street

Kansas City, MO 64119

Re:	Amendment to Schedule B

Dear Sir or Madam:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated June 3, 2010, as amended on July 16, 2010, (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B effective June 6, 2012.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Marie Chandoha
Name:	Marie Chandoha
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

American Century Investment Management, Inc.

By:	/s/ Otis H. Cowan
Name:	Otis H. Cowan
Title:	Vice President

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

FEES

The Managed Assets of all mandates will be aggregated for purposes of calculating the fees. Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

70 Basis points on the first $500 million

65 Basis points on assets over $500 million

Effective Date of this Schedule B: June 6, 2012